SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  --------------

                                    FORM 11-K
                                  --------------

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                   For the fiscal year ended December 31, 2005

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

      For the transition period from _____________ to _____________

                         Commission file number 0-24277

              Full title of the plan and the address of the plan:

               Employee Stock Purchase Plan of Clarus Corporation
            Global Employee Stock Purchase Plan of Clarus Corporation
                               One Landmark Square
                               Stamford, CT 06901

 Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                               Clarus Corporation
                               One Landmark Square
                               Stamford, CT 06901

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Employee Stock Purchase Plan of Clarus Corporation:

         Report of Independent Registered Public Accounting Firm               3

         Statements of Financial Condition - December 31, 2005 and 2004        4

         Statements of Operations and Changes in Plan Equity -
           Years ended December 31, 2005, 2004, and 2003                       5

         Notes to Financial Statements                                         6

Global Employee Stock Purchase Plan of Clarus Corporation:

         Report of Independent Registered Public Accounting Firm               8

         Statements of Financial Condition - December 31, 2005 and 2004        9

         Statements of Operations and Changes in Plan Equity -
           Years ended December 31, 2005, 2004 and 2003                       10

         Notes to Financial Statements                                        11

Signatures                                                                    13

Exhibit Index                                                                 14

             Report of Independent Registered Public Accounting Firm

The Board of Directors of Clarus Corporation:

We have audited the accompanying statements of financial condition of the Employee Stock Purchase Plan of Clarus Corporation (the "Plan") as of December 31, 2005 and 2004 and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Employee Stock Purchase Plan of Clarus Corporation as of December 31, 2005 and 2004 and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.


/s/ KPMG LLP
---------------------
Stamford, Connecticut

March 7, 2006

               Employee Stock Purchase Plan of Clarus Corporation
                        Statements of Financial Condition
                           December 31, 2005 and 2004

                                                             2005          2004
                                                            ------        ------
ASSETS                                                      $   --        $   --
                                                            ======        ======
LIABILITIES AND PLAN EQUITY                                 $   --        $   --
                                                            ======        ======



                 See accompanying notes to financial statements.

               Employee Stock Purchase Plan of Clarus Corporation
               Statements of Operations and Changes in Plan Equity
                  Years ended December 31, 2005, 2004 and 2003

                                                    2005       2004       2003
                                                  -------    -------    -------
Participants' contributions, net                  $    --    $    --    $    --

Contributions used for stock purchase                  --         --     (9,983)
                                                  -------    -------    -------
Net change in plan equity                              --         --     (9,983)

Plan equity, beginning of year                         --         --      9,983
                                                  -------    -------    -------

Plan equity, end of year                          $    --    $    --    $    --
                                                  =======    =======    =======


                 See accompanying notes to financial statements.

               Employee Stock Purchase Plan of Clarus Corporation
                          Notes to Financial Statements
                        December 31, 2005, 2004, and 2003

1. Description of the Plan

The following description of the Employee Stock Purchase Plan of Clarus Corporation (the "Plan") provides general information only. Participants should refer to the Plan documents for more complete information.

The purpose of the Plan is to encourage and assist employees of Clarus Corporation and its subsidiaries (the "Company"), by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company's common stock at a discount. Generally, eligible employees, as defined in the Plan documents, may elect to have up to 15 percent of their annual salary, up to a maximum of $12,500 per six month purchase period, withheld to purchase the Company's common stock at a price equal to the lower of 85 percent of the market price of the Company's common stock at either the beginning or the end of the six month offering period. There were no participants in the Plan at December 31, 2005, 2004 and 2003, respectively. Effective January 1, 2001, the plan was amended and the $12,500 purchase period limitation was removed from the Plan. Each eligible employee who elects to participate in the Plan is deemed to be granted the option at the beginning of each six month period to purchase shares of newly issued common stock of the Company through regular payroll deductions during the period beginning on the first day of each six month period and ending on the final day of the six month period. The market price used to calculate the purchase price is the lower of 85% of the price at the beginning of the six-month period or 85% of the price at the end of the six-month period.

The Plan allows a participant to withdraw all but not less than all payroll deductions credited to their account during a purchase period at any time prior to the applicable purchase date by giving written notice to the Company. The Plan was amended effective August 29, 2001 to require that a withdrawal must be made at least five business days prior to the purchase date. No other changes, including increasing or decreasing the amount of payroll deductions, may be made during the purchase period.

No interest will accrue or be payable with respect to any of the payroll deductions of a Participant in the Plan. All employee payroll deductions withheld by the Company under the Plan may be commingled with the general funds and assets of the Company and used by the Company for any corporate purpose.

The Company adopted the Plan in June 2000. A maximum of 750,000 shares of common stock may be purchased under the Plan. As of December 31, 2000, no shares had been purchased under the plan. In January 2001, $103,577 was used to purchase 17,486 shares for the period from June 13, 2000 (inception) to the year ended December 31, 2000. In July 2001, $155,889 was used to purchase 30,214 shares for the period ending June 30, 2001. In January 2002, $30,006 was used to purchase 5,740 shares of common stock for the period ending December 31, 2001. In July 2002, $30,001 was used to purchase 7,059 shares of common stock for the period ending June 30, 2002.

During 2003, $9,983 was used to purchase 2,349 shares of common stock and for the period ending December 31, 2002, $5,173 was refunded to a participant, who reached the Internal Revenue Service $25,000 annual limit on the amount of stock an employee can purchase at fair market value.

2. Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported as assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4. Administrative Expenses of the Plan

The Company pays all administrative expenses of the Plan. The Company pays any brokerage fees for the purchase of shares on behalf of the Plan participants, but the participants pay brokerage fees for the resale of shares by participants.

5. Federal Income Tax

The Plan is intended to comply under section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. However, when a participant sells any shares of stock purchased through the Plan, that participant must recognize income taxes on any gain or loss.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant's right to the benefit of contributions made by the participant prior to the date of such amendment or termination.

             Report of Independent Registered Public Accounting Firm

The Board of Directors of Clarus Corporation:

We have audited the accompanying statements of Financial Condition of the Global Employee Stock Purchase Plan of Clarus Corporation (the "Global Plan") as of December 31, 2005 and 2004 and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Global Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Global Employee Stock Purchase Plan of Clarus Corporation as of December 31, 2005 and 2004 and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.



/s/ KPMG LLP
---------------------
Stamford, Connecticut

March 7, 2006

            Global Employee Stock Purchase Plan of Clarus Corporation
                        Statements of Financial Condition
                           December 31, 2005 and 2004


                                                             2005          2004
                                                            ------        ------
ASSETS                                                      $   --        $   --
                                                            ======        ======
LIABILITIES AND PLAN EQUITY                                 $   --        $   --
                                                            ======        ======



                 See accompanying notes to financial statements

            Global Employee Stock Purchase Plan of Clarus Corporation
               Statements of Operations and Changes in Plan Equity
                  Years ended December 31, 2005, 2004 and 2003





                                                    2005       2004       2003
                                                  -------    -------    -------
 Participants' contributions, net                 $    --    $    --    $    --

 Contributions used for stock purchase                 --         --         --
                                                  -------    -------    -------
 Net change in plan equity                             --         --         --

 Plan equity, beginning of year                        --         --         --
                                                  -------    -------    -------

 Plan equity, end of year                         $    --    $    --    $    --
                                                  =======    =======    =======





                 See accompanying notes to financial statements

            Global Employee Stock Purchase Plan of Clarus Corporation
                          Notes to Financial Statements
                        December 31, 2005, 2004 and 2003

1. Description of the Plan

The following description of the Global Employee Stock Purchase Plan of Clarus Corporation (the "Global Plan") provides general information only. Participants should refer to the Global Plan documents for more complete information.

The purpose of the Global Plan is to provide a means for non-U.S. resident employees and other employees whose participation in the Clarus Corporation
Employee Stock Purchase Plan is impractical or impermissible due to the constraints of local law or otherwise to acquire shares of the Clarus Corporation and its subsidiaries (the "Company") common stock at a discount. Generally, eligible employees, as defined in the Global Plan documents, may elect to have up to 15 percent of their annual salary, up to a maximum of $12,500 per six month purchase period, withheld to purchase the Company's common stock at a price equal to the lower of 85 percent of the market price of the Company's common stock at either the beginning or the end of the six month offering period. There were no participants in the Plan at December 31, 2005 or 2004 Effective January 1, 2001, the plan was amended and the $12,500 purchase period limitation was removed from the Plan. Each eligible employee who elects to participate in the Global Plan is deemed to be granted the option at the beginning of each six month period to purchase shares of newly issued common stock of the Company through regular payroll deductions during the period beginning on the first day of each six month period and ending on the final day of the six month period. The market price used to calculate the purchase price is the lower of 85% of the price at the beginning of the six-month period or 85% of the price at the end of the six-month period.

The Plan allows a participant to withdraw all but not less than all payroll deductions credited to their account during a purchase period at any time prior to the applicable purchase date by giving written notice to the Company. The Plan was amended effective August 29, 2001 to require that a withdrawal must be made at least five business days prior to the purchase date. No other changes, including increasing or decreasing the amount of payroll deductions, may be made during the purchase period.

No interest will accrue or be payable with respect to any of the payroll deductions of a Participant in the Global Plan. All employee payroll deductions withheld by the Company under the Global Plan may be commingled with the general funds and assets of the Company and used by the Company for any corporate purpose.

The Company adopted the Global Plan in July 2000. A maximum of 250,000 shares of common stock may be purchased under the Global Plan. For the period from July 1, 2000 through December 31, 2000, $38,716 was used to purchase 4,557 shares of common stock under the Global Plan. In July 2001, $36,354 was used to purchase 7,046 shares for the period ending June 30, 2001 under the Global plan. In January 2002, $18,584 was used to purchase 3,555 shares of common stock for the period ending December 31, 2001. In July 2002, $9,325 was used to purchase 2,194 shares of common stock for the period ending June 30, 2002.

2. Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported as assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4. Administrative Expenses of the Global Plan

The Company pays all administrative expenses of the Global Plan. The Company pays any brokerage fees for the purchase of shares on behalf of the Global Plan participants, but the participants pay brokerage fees for the resale of shares by participants.

5. Federal Income Tax

The Global Plan is not intended to comply under section 423 of the Internal Revenue Code of 1986, as amended. The Global Plan is principally designed to provide a means for non-U.S. resident employees and other employees whose participation in the Clarus Corporation Employee Stock Purchase Plan is impractical or impermissible due to the constraints of local law or otherwise to acquire shares of the Company's common stock

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant's right to the benefit of contributions made by the participant prior to the date of such amendment or termination.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans' Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Employee Stock Purchase Plan of Clarus Corporation
Global Employee Stock Purchase Plan of Clarus Corporation

By:

/s/ NIGEL P. EKERN                        Chief Administrative Officer
------------------------------
Nigel P. Ekern


/s/ SUSAN LUCKFIELD                       Chief Accounting Officer
------------------------------
Susan Luckfield

Dated: March 9, 2006

                                  EXHIBIT INDEX


 Exhibit
 Number
---------
  23.1 Consent of Independent Registered Public Accounting Firm - Employee Stock Purchase Plan Clarus Corporation

  23.2 Consent of Independent Registered Public Accounting Firm - Global Employee Stock Purchase Plan of Clarus Corporation